Exhibit 99.1

iKang Healthcare Group, Inc. Extends Shareholder Rights Plan

BEIJING, Nov. 28, 2016 (GLOBE NEWSWIRE) — iKang Healthcare Group, Inc. (“iKang” or the “Company”) (Nasdaq: KANG), announced today that its Board of Directors has unanimously approved the extension of its Rights Agreement, presently scheduled to expire on December 2, 2016, for another year.

As the Rights Agreement was designed to ensure that all shareholders of the Company receive fair and equal treatment in the event that an unsolicited attempt is made to acquire the Company outside of the process led by a special committee of independent directors, the Board and the special committee have determined that it is advisable and in the best interests of the Company and its stockholders to extend the Rights Agreement for an additional year, as the special committee continues to consider and evaluate the proposal submitted by Yunfeng Capital to acquire the Company.

About iKang Healthcare Group, Inc.

iKang Healthcare Group, Inc. is the largest provider in China’s fast growing private preventive healthcare services market, accounting for approximately 13.6% of market share in terms of revenue in calendar year 2014.

Through iKang’s integrated service platform and established nationwide network of medical centers and third-party service provider facilities, the Company provides comprehensive and high quality preventive healthcare solutions, including a wide range of medical examination services and value-added services including disease screening and other services. iKang’s customers are primarily corporate customers who contract with the Company to provide medical examination services to their employees and clients, and pay for these services at pre-negotiated prices. iKang also directly markets its services to individual customers. In the fiscal year ended March 31, 2016, the Company served a total of 4.6 million customer visits under both corporate and individual programs.

As of  November 28, 2016, iKang’s nationwide network consisted of 96(1) self-owned centers covering 28 of the most affluent cities in China, namely Beijing, Shanghai, Guangzhou, Shenzhen, Chongqing, Tianjin, Nanjing, Suzhou, Hangzhou, Chengdu, Fuzhou, Changchun, Jiangyin, Changzhou, Wuhan, Changsha, Yantai, Yinchuan, Weihai, Weifang, Shenyang, Xi’an, Wuhu, Guiyang, Ningbo, Jinan and Foshan as well as Hong Kong. The Company has also supplemented its self-owned medical center network by contracting with approximately 400 third-party service provider facilities in over 150 cities, which include select independent medical examination centers and hospitals across all of China’s provinces, creating a nationwide network that allows iKang to serve its customers in markets where it does not have self-owned medical centers.

(1) Among the 96 self-owned medical centers, 2 medical centers are currently operated primarily by the minority shareholders of these medical centers or their parent company.

Forward-looking statements

This press release contains forward-looking statements. These statements, including management quotes and business outlook, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements. iKang may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: the Company’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its customer base and network of medical centers; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; relevant government policies and regulations relating to the corporate structure, business and industry; fluctuations in general economic and business conditions in China. Further information regarding these and other risks is included in iKang’s filing with the Securities and Exchange Commission. iKang undertakes no duty to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

IR Contact:

iKang Healthcare Group, Inc.

Christy Xie

Director of Investor Relations

Tel: +86 10 5320 8599

Email: ir@ikang.com

Website: www.ikanggroup.com

FleishmanHillard

Ruby Yim

Email: ikang@fleishman.com